Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Central Pacific Financial Corp.:

We consent to the incorporation by reference in the registration statements No. 333-35999, No. 333-119538, No. 333-119798, and No. 333-141232 on Form S-8 of Central Pacific Financial Corp. of our reports dated March 16, 2010, with respect to the consolidated balance sheets of Central Pacific Financial Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Central Pacific Financial Corp.

Our report dated March 16, 2010 on the consolidated financial statements contains an explanatory paragraph that states the Company entered into a consent order dated December 8, 2009 with its primary banking regulators that among other things restricts certain operations and requires the Company to increase its leverage and total risk-based capital ratios to at least 10% and 12%, respectively, by March 31, 2010 and maintain such levels thereafter. Failure to increase its capital ratios in accordance with its capital plan or further declines in its capital ratios exposes Central Pacific Financial Corp. to additional restrictions and regulatory actions, including seizure of Central Pacific Bank. This situation raises substantial doubt about Central Pacific Financial Corp.’s ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Honolulu, Hawaii
March 16, 2010